K-TRONIK INTERNATIONAL CORP.
290 Vincent Avenue
3rd Floor,
Hackensack, NJ 097601

July 08, 2004

PRIVATE & CONFIDENTIAL

VIA TELECOPIER

DACOS TECHNOLOGIES INC.
#104 Daryung Technopark,
488 Gasan-dong, Kemchun-gu
Seoul, Korea
Attention: Mr. CH Kang, CEO

Dear Sirs:

This letter confirms our understanding respecting the proposed acquisition by K-TRONIK INTERNATIONAL CORP. ("K-Tronik") of 100% of the issued and outstanding shares of DACOS TECHNOLOGIES INC. ("DACOS") (the "Transaction"), and the terms on which K-Tronik and DACOS will each make available confidential information to the other concerning business and financial matters.

1.
The Transaction will be structured as a share exchange. Under the Transaction the 100% interest in all issued and outstanding common shares of DACOS will be exchanged for common shares of K-Tronik on a basis that will result in former shareholders of DACOS receiving the following consideration in cash and in shares:

	a)	$3,000,000 USD in Cash on Closing of the Transaction;

	b)	10,000,000 common shares of K-Tronik valued at deemed share price of $.70 per share for a total purchase price of $7,000,000 USD.

2.
The parties agree that the above consideration is based on DACOS achieving the minimum sales and profit targets of 35 million USD in sales and 2 million USD in profit by the end of December 2004. DACOS represents and warrants that no capital infusion is required to reach these sales and profit targets.

It is further agreed that additional common shares of K-Tronik shall be delivered to former shareholders of DACOS for DACOS reaching the sales and profit targets for 2004 set out below:

Sales	40 million USD	45 million USD	51 million USD
Profit	2.2 million USD	2.5 million USD	3.0 million USD
Additional Shares	2,000,000 shares	5 million shares	7 million shares

3.
The K-Tronik common shares to be received by former shareholders of DACOS Shall be free of resale restrictions and shall be freely tradable by the holders thereof through the facilities of the Nasdaq OTCBB Exchange (the "Exchange") except for the one year hold period as per the regulatory requirements of Exchange and with respect to Rule 144 and shall be subject to any other regulatory restrictions by any regulatory body with the jurisdiction to do so;

4.	K-Tronik's obligation to complete the Transaction is subject to the satisfaction of the following conditions:

(a)	DACOS shall provide the audited financial statements (in accordance with US GAAP) to K-Tronik within 60 days of the execution of this Letter of Intent;

(b)
K-Tronik raising from public and private sources, the cash portion of this Transaction within 30 days of having received the audited financial statements of DACOS as set out in above subparagraph 4 (a) and on receiving $3,000,000 the formal agreement shall be effective;

(c)
a senior officer of DACOS shall have delivered a certificate addressed to K-Tronik dated at Closing to the effect that there are no liens, charges, encumbrances or adverse claims recorded against DACOS or its assets, other than as disclosed in the audited financial statements of DACOS for the most recent fiscal year (the "DACOS Financial Statements");

(d)	K-Tronik's Board of Directors has approved the transaction.

5.
This Letter of Intent is further conditional upon the parties entering into a binding share purchase agreement and is subject to the receipt of all necessary regulatory approvals and consents to the Transaction.

6.
K-Tronik shall offer to CH Kang, who shall have an employment commitment to manage the operations of DACOS for 3 years following the closing of the Transaction at an annual salary of $200,000 USD, and further appoint CH Kang as a member of the Board of Directors of K-Tronik. K-Tronik shall also provide indemnification to the principal shareholder, CH Kang, regarding personal guarantees given to secure bank loans by DACOS.

7.	The parties hereto agree that Finder's Fee of 500,000 K-Tronik common shares shall be paid to Mr. Duck-Sun Park upon closing of this Transaction. The Finder shall agree that such K-Tronik's common shares shall be subject to the same resale restriction as the shares being delivered to the former shareholders of DACOS.

8.	Information will be kept confidential and except in the case of disclosure to Representatives, will not, without the prior written consent of DACOS be disclosed by K-Tronik, in any manner whatsoever, in whole or in part, and will not be used by K- Tronik, directly or indirectly, for any purpose other than evaluating the Transaction.

9.	None of the rights and benefits contained in this letter agreement may be assigned by any of the parties hereto without the prior written consent of the other party hereto.

10.	The agreement set out in this Letter of Intent shall be governed and construed in accordance with the laws of the State of New Jersey.

11.
This Letter of Intent may be executed in two or more counterparts and by facsimile, each of  which shall be deemed an original and not binding, but all of which together shall constitute  one and the same instrument.

12.
The parties hereto agree that they shall do all such acts and execute all such further  documents, agreements, assignments, transfers and the like and do their efforts to effect  the Transaction contemplated in this Letter.

13.	The parties hereto agree that the articles in not above-mentioned shall be reached the formal agreement. The others are as follows.

(a)	In case the share price under-valued more than $0.70, regardless of Improvement in DACOS's business.

(b)	Regarding secure bank loans;

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter to us by facsimile or by courier whereupon this letter will constitute our agreement with respect to the subject matter hereof.

Yours very truly,

K-TRONIK INTERNATIONAL CORP.

/s/ "Robert Kim"
Robert Kim, President and Director

Accepted and agreed to as of the date set forth above.

DACOS TECHNOLOGIES INC.

/s/ "CH Kang"

CH KANG,

CEO & President

/s/ "CH Kang"

CH KANG, Personally